UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 20, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND NIH GAIN APPROVAL AND MOVE TO RECRUITMENT FOR MALARIA VACCINE
CLINICAL STUDY

LEIDEN, THE NETHERLANDS, DECEMBER 19, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it has obtained regulatory and ethical approval to test the safety, tolerability and immunogenicity of its AdVac(R)-based malaria vaccine it is currently developing in collaboration with the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH). This opens the way for the imminent commencement of a Phase I clinical trial, with recruitment of volunteers underway.

The clinical trial will be a randomized, double-blind, placebo-controlled study that will test the vaccine in a dose-escalation trial involving 96 healthy volunteers. The Phase I trial will be funded by NIAID and conducted by researchers at Vanderbilt University, one of NIAID's Vaccine and Treatment Evaluation Units.

 "The entry of our AdVac(R)-based malaria vaccine into the clinic is a proud moment for Crucell," said Jaap Goudsmit, Chief Scientific Officer at Crucell. "The development of a vaccine against malaria is one of the most important challenges facing global health organizations today, and we believe that we are developing, together with the NIAID, one of the most promising candidate malaria vaccine to date."

ABOUT MALARIA

Malaria is one of the biggest killers among communicable diseases today. It is caused by the Plasmodium parasite and transmitted from person-to-person through the bite of a female Anopheles mosquito. The disease currently represents one of the most prevalent infections in tropical and subtropical areas causing severe illness in 300 to 500 million individuals worldwide and causing up to three million deaths every year. Most of these deaths occur among children and pregnant women in the developing world, especially in sub-Saharan Africa. Although the overwhelming majority of morbidity and mortality associated with malaria occur in the developing world, the disease also affects travelers.

ABOUT CRUCELL-NIH COLLABORATION

In March 2004, it was announced that the NIAID would support the development of an AdVac(R)-based candidate malaria vaccine with Crucell. The agreement had an estimated value of up to US$3.5 million, covering process development of the candidate malaria vaccine including the production of clinical trial material and the Investigational New Drug (IND) filing. In September 2006, Crucell and the NIAID extended the collaboration with the signing of a clinical trial agreement.


ABOUT ADVAC(R) TECHNOLOGY

AdVac(R) technology is a vaccine technology developed by Crucell considered to play a potentially important role in the fight against emerging and re-emerging infectious diseases, and in bio-defense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold. AdVac(R) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5 (Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(R) technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad11 and Ad35. In contrast to the AdVac(R) vectors, antibodies to Ad5 are widespread among people of all ages and are known t o lower the immune response to Ad5-based vaccines, thereby impairing the potency of these vaccines. AdVac(R) vectors can be engineered to contain small genetic fragments of different viruses. This makes the development of a wide variety of new vaccines possible. AdVac(R) vectors also can be produced on the PER.C6(R) using Crucell's PER.C6(R) production technology, which supports cost-effective production of safe vaccines in commercial quantities.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spa in, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:


CRUCELL N.V.                                        FOR CRUCELL IN THE US:
Leonard Kruimer                                     REDINGTON, INC.
Chief Financial Officer                             Thomas Redington
Tel. +31-(0)71-524 8722                             Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com                         tredington@redingtoninc.com







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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   December 20, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer